Exhibit D-9.1




							September 25, 2000

James McNulty, Secretary
Pennsylvania Public Utility Commission
P.O. Box 3265
Harrisburg, PA  17105-3265

		Re:	Affiliated Interest Agreement between The
Peoples Natural
			Gas Company d/b/a Dominion Peoples and
Dominion Resource
			Services, Inc.; G-________

Dear Secretary McNulty:

	The Peoples Natural Gas Company d/b/a Dominion Peoples (hereinafter "Dominion Peoples") hereby makes this filing pursuant to 66 Pa. C. S. Section 2101-2107 concerning relations with affiliated interests. In particular, Dominion Peoples is seeking approval of an agreement, a copy of which is attached hereto as "Exhibit A", between Dominion Peoples and Dominion Resources Services, Inc. (hereinafter DRS) in anticipation of the merger of DRS and Consolidated Natural
Gas Services Company, Inc. (hereinafter CNG Services) into one company.

	The agreement for which Dominion Peoples seeks approval in this instance is a service agreement for a variety of administrative, management, and other services by DRS, which will supplant an agreement between The
Peoples Natural Gas Company and Dominion Resources
Services, Inc. and CNG Services. The existing service agreement was approved by this Commission by order dated
January 12, 2000 at Docket No. G-00990713.

	CNG Services was formed in 1966, and DRS was formed by Dominion Resources, Inc. (hereinafter DRI) in anticipation of the merger of DRI and CNG. After closing of the merger on January 28, 2000, which was approved by this Commission by order dated June 25, 1999 at Docket No. A-122250F0010,
DRS and CNG Services entered into the aforementioned existing service agreement. To date, the DRI/CNG combined system has been operating with two service companies, DRS and CNG Services, both subsidiaries of DRI. By order of the Securities and Exchange Commission, all service functions for the DRI/CNG combined system are to centralized and provided by a single company no later than March 31, 2001.

	DRI has completed an analysis and review of efficiencies to be gained by the combination of the two service companies and proposes revisions to the aforementioned existing agreement. Changes will be made to the basis of allocation to reflect what services and groups will be in the combined services company. Certain wording changes will also be made to the existing services agreement in order to update references, eliminate unnecessary detail, and clarify the mechanics of the methods of cost allocation. A comparison of the existing agreement and the proposed agreement is attached hereto as "Exhibit B".

 	Dominion Peoples seeks approval of the new services agreement in anticipation of the merger of DRS and CNG
Services in the first quarter of 2001 after all other necessary regulatory approvals have been obtained. The new service agreement will become effective as of the effective date of the DRS/CNG Services Merger.

	Please date stamp and return to me the enclosed copy of this transmittal letter in the envelope provided. Thank you.

						Very truly yours,




						Susan Garland George

Enclosure
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